Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-20	August 2, 2012

International Tower Hill Mines Announces
New Manager of Investor Relations

Vancouver, B.C., International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the appointment of Ms. Michelle Stachnik as Manager, Investor Relations. Ms. Stachnik brings with her a wealth of knowledge and experience in junior resource sector and investment community. She has worked for eight years in the mining industry, the last five years in investor relations with Esperanza Resources Corp. Her work with Esperanza, an emerging gold producer, provides a strong background for ITH with its Livengood development project. Ms. Stachnik is a graduate of Colorado State University with a Bachelor of Science in Business Administration and will begin full-time with ITH at the beginning of September.

Ms. Stachnik will be based in Denver, Colorado focusing on investor communications, shareholder relations, marketing and interfacing with the Alaska project team on community relations projects.

Jeff Pontius, ITH, CEO, states “Michelle brings a wealth of knowledge and experience in our sector which will significantly benefit ITH as it progresses toward mine development. Her unique understanding of mine development Companies and their dynamics will be invaluable for ITH. We at ITH are very fortunate to have Michelle join our team and we look forward to introducing her to our exceptional shareholder group and the communities in which we work. In addition ITH would like to thank Shirley Zhou who has left the Company for other career opportunities for her valuable work and insight over the past two years”.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A Pontius
Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik, Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext 203 Toll-Free: 1-855-208-4642

International Tower Hill Mines Ltd.	- 2 -	August 2, 2012
NR12-20 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the construction and operation of infrastructure (including energy supplies), the potential for any production at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans, availability of financing and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.